U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to ________.

Commission file number: 0-19345

A. Full title of the Plan:

ESB Financial Corporation Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

ESB Financial Corporation
600 Lawrence Avenue
Ellwood City, Pennsylvania 16117

REQUIRED INFORMATION

Financial Statements. The following financial statements and schedules are filed as part of this annual report for the ESB Financial Corporation Retirement Savings Plan (the "Plan") and appear immediately after the signature page hereof:

Report of Independent Auditors

Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2003 and 2002

Notes to Financial Statements

Supplemental Schedule

Assurance and Advisory Business Services

Financial Statements and Schedules

ESB Financial Corporation Retirement Savings Plan

Years ended December 31, 2003 and 2002
with Report of Independent Registered Public Accounting Firm

Ernst & Young

Ernst & Young LLP

ESB Financial Corporation Retirement Savings Plan

Financial Statements and Schedules

Years ended December 31, 2003 and 2002

Contents

Ernst & Young

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, Pennsylvania 15222

Phone: (412) 644-7800
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
ESB Financial Corporation
Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of ESB Financial Corporation Retirement Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2003, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 4, 2004

ESB Financial Corporation Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31	
	2003	**2002**
Assets		
Contributions receivable	**$ 6,987**	$ 4,986
Investments	**6,411,204**	842,625
Noninterest-bearing cash	**-**	3,747,996
Loans to participants	**71,800**	100,479
Total assets	**6,489,991**	4,696,086
Net assets available for benefits	**$ 6,489,991**	$ 4,696,086

See accompanying notes.

0403-0526556

ESB Financial Corporation Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years ended December 31	
	2003	**2002**
Additions		
Investment gain (loss) income:		
Net appreciation (depreciation) in fair value of investments	**$ 1,072,818**	$ (256,177)
Dividends and interest income	**120,078**	72,211
Total investment gain (loss)	**1,192,896**	(183,966)
Contributions:		
Employer	**194,979**	171,516
Participant	**448,405**	387,215
Employee rollovers	**25,453**	15,058
Total contributions	**668,837**	573,789
Total additions	**1,861,733**	389,823
Deductions		
Distributions to participants	**(67,828)**	(196,832)
Other	**-**	(14,415)
Total deductions	**(67,828)**	(211,247)
Net increase	**1,793,905**	178,576
Net assets available for benefits:		
Beginning of year	**4,696,086**	4,517,510
End of year	**$ 6,489,991**	$ 4,696,086

See accompanying notes.

1. Description of Plan

The following description of the ESB Financial Corporation (the Company) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan description for a more complete description of the Plan's provisions.

General

On May 14, 1995, the Company established the Plan by merging the Economy Savings Bank, PASA Employee Savings Plan and the Ellwood Federal Savings Bank Retirement Savings and Profit Sharing Plan. The Plan represents a continuation of the two prior plans and was established as a defined contribution plan for the benefit of all eligible employees of the Company and its subsidiaries. All employees that are employed by the Company are immediately eligible to participate in the Plan.

On January 1, 2000, the Plan was amended and restated to allow for employee contributions and employer matching contributions of Company common stock.

Effective January 1, 2003, the Plan was amended and restated to change trustees of the Plan from Connecticut General Life Insurance Company (CIGNA) to Franklin Templeton Investor Services Inc. (Franklin Templeton). As such, on December 31, 2002, all of the Plan's investments, excluding Company common stock and participant loans, were liquidated awaiting transfer to Franklin Templeton on January 2, 2003 at which time the funds were reinvested into similar fund categories.

Contributions

Beginning in 2003, participants may voluntarily contribute the lesser of $40,000 or 100% of their eligible earnings to the Plan, subject to annual limitations established by the Internal Revenue Service. Prior to 2003, participants could not contribute more than 15% of their eligible earnings. The Company makes a maximum matching contribution of 100% of the first 1.0% and 50% of the next 5.0% of a participant's salary deferral contribution at the end of each pay period. The amount of matching contributions is a discretionary percentage determined by the Board of Directors and may be changed from time to time. Participants are eligible to receive the matching contribution subject to a vesting schedule, and may change their contribution rate or discontinue their contribution at any time. Employer contributions are invested in Company common stock.

1. Description of Plan (continued)

Forfeitures

Forfeitures of matching contributions amounted to $33,198 and $12,624 during 2003 and 2002, respectively. In 2003, forfeitures were used to offset future contributions. In 2002, forfeitures were used to offset administrative expenses.

Participant Accounts

Each participant's account is credited with the participant's contributions, employer's contributions, and investment earnings. Allocations of employer matching contributions and plan earnings are based on individual participant contributions and participant account balances, respectively.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contributions and related investment earnings thereon is based on years of continuous service. Eligible service is defined as 1,000 hours of service within a plan year.

The vesting schedule is as follows:

Years of Service	Vesting Percent
Under 2 years	0% vested
2 but less than 3 years	25% vested
3 but less than 4 years	50% vested
4 but less than 5 years	75% vested
After 5 years	100% vested

Benefit Payments

Participants or their beneficiaries are permitted to withdraw any portion of their vested account due to death, permanent disability, retirement, attainment of age 59-1/2, in the event of financial hardship, or termination of employment. These withdrawals, prior to retirement, may result in certain suspensions of future participation in the Plan. Nonvested company contributions are forfeited for participants who terminated employment.

1. Description of Plan (continued)

Loans to Participants

Loans are made available to all participants on a nondiscriminatory basis in accordance with the specific provisions set forth in the Plan. The amount of a loan cannot exceed the lesser of $50,000 reduced by the excess of the highest outstanding loan balance in the prior 12 months over the outstanding loan balance on the date the loan is made, or one-half of a participant's total vested account balance. The loans bear interest at rates determined by the Plan Administrator, generally at the prime rate at the time the loan is made. All loans are subject to specific repayment plans and are secured by the participant's nonforfeitable interest in his/her account equivalent to the principal amount of the loan.

Plan Termination

The Company anticipates that the Plan will continue without interruption but reserves the right to discontinue the Plan. In the event that such discontinuance results in the termination of the Plan, the interest of all participants in the plan assets will become fully vested, and the Plan Administrator will continue to function during such period as is necessary to make remaining normal distributions and to administer and distribute the residual interest of the participants.

2. Summary of Significant Accounting Policies

General

The accompanying financial statements have been prepared on the accrual basis of accounting, except for distributions, which are recorded when paid by the trustee.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Investments

Investments are reflected at the fair value as determined by Franklin Templeton. Investment funds in pooled separate accounts are maintained by Franklin Templeton. The market value of the pooled separate accounts represents net asset values of the shares held as of the end of the plan year plus the value of any dividends and capital gains distributions not yet reinvested. Investment transactions are accounted for on the trade-date basis. Gains or losses on sales of investments are based on the change in market values since the beginning of the plan year, or their acquisition date if purchased during the plan year. ESB Financial Corporation common stock is valued at the last reported sales price on the last business day of the plan year.

Investment Income

Interest income from investments and loans to participants are recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

Unit Value

The interest of each participant in the various funds is represented by units allocated to his/her account. The unit value is computed by dividing the number of units into the aggregate market value of the individual funds.

Contributions

Participant contributions are recorded in the month withheld from the participant's wages. Company contributions are recorded in the same month.

Distributions to Participants

Distributions to participants are recorded when paid by the trustee.

Administrative Expenses

Administrative expenses of the Plan are paid for by the Company. Administrative expenses include fees for recordkeeping, compliance testing, employee communication services, Form 5500 preparation services, audit, benefit processing services, trust services, and document preparation and amendment services.

3. Investments

All investment information disclosed in the accompanying financial statements and schedules, including investments held at December 31, 2003 and 2002, interest and dividend income, and net appreciation (depreciation) in fair value of investments for the years ended December 31, 2003 and 2002 and reportable transactions for the year ended December 31, 2003, were obtained or derived from information supplied to the Plan Administrator and certified as complete and accurate by the trustee.

For the years ended December 31, 2003 and 2002, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	2003	
	Fair Value	**Net Realized/ Unrealized Appreciation (Depreciation)**
Investments at fair value as determined by quoted market price:		
Participant-directed investments:		
FRK Stable Value*	$ 1,282,626	$ (27)
Pimco Total Return Fund	136,059	(809)
Franklin Income Fund*	371,248	56,477
Franklin Equity Income	205,359	20,843
FT Conservative Target	69,328	8,636
Mutual Discovery Fund	251,342	43,353
FRK Real Estate	213,532	10,528
FT Moderate Target Fund*	546,935	119,264
Mutual Shares Fund*	508,744	96,878
Templeton Foreign Fund	183,313	35,747
Franklin Small Cap Value	224,545	28,433
FRK Capital Growth Fund*	634,301	128,354
FT Growth Target Fund	249,321	56,047
	4,876,653	603,724
Nonparticipant-directed investments:		
ESB Financial Corporation common stock*	1,534,551	469,094
	$ 6,411,204	$ 1,072,818

*Fair value of investment represents 5% or more of the Plan's net assets.

3. Investments (continued)

	2002	
	Fair Value	**Net Realized/ Unrealized Appreciation (Depreciation)**
Investments at fair value as determined by quoted market price:		
Participant-directed investments:		
Franklin Stable Value	$ -	$ -
Balanced Fund I	-	(28,545)
CIGNA Lifetime 20 Fund	-	(14,247)
CIGNA Lifetime 30 Fund	-	(27,211)
CIGNA Lifetime 40 Fund	-	(106,690)
CIGNA Lifetime 50 Fund	-	(5,511)
CIGNA Lifetime 60 Fund	-	(108)
Fidelity Growth and Income Fund	-	(90,505)
Fidelity Growth Opportunities Fund	-	(70,049)
American Century Ultra Fund	-	(66,957)
Credit Suisse Emerging Growth Fund	-	(18,827)
Credit Suisse International Equity Fund	-	(4,076)
Large Company Stock Index Fund	-	(11,003)
Janus Worldwide Fund	-	(49,018)
Lazard International Equity Fund	-	(7,276)
	-	(500,023)
Nonparticipant-directed investments:		
ESB Financial Corporation common stock*	842,625	243,846
	$ 842,625	$ (256,177)

*Fair value of investment represents 5% or more of the Plan's net assets.

3. Investments (continued)

Nonparticipant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investment is as follows:

	Years ended December 31	
	2003	**2002**
Beginning balance	$ 842,625	$ 424,074
Change in net assets:		
Contributions	234,918	180,587
Transfer from other plan	21,672	5,145
Dividends/interest	6,702	19,481
Net appreciation in fair value of investment	469,094	243,846
Distributions to participants	(12,198)	(24,154)
Other	(28,262)	(6,354)
Ending balance	$ 1,534,551	$ 842,625

4. Parties-in-Interest

The plan sponsor (the Company) controls and manages the operation and administration of the Plan. The trustee (Franklin Templeton) manages the Plan's investment assets, as directed by the plan sponsor. Certain administrative costs are paid by the plan sponsor.

At December 31, 2003 and 2002, the Plan held an aggregate of 99,517 and 65,070 shares of ESB Financial Corporation common stock valued at $1,534,551 and $842,625, respectively.

5. Income Tax Status

The underlying standardized prototype plan has received an opinion letter from the Internal Revenue Service dated August 7, 2001, stating that the written form of the underlying prototype document is qualified under Section 401(a) of the Internal Revenue Code (the Code), and that any employer adopting this form of the plan will be considered to have a plan qualified under Section 401(a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Schedules

ESB Financial Corporation Retirement Savings Plan

EIN: 25-1659846 Plan Number: 002

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par, or Maturity Value	Cost	Current Value
FRK Stable Value	Common collective trust	$ 1,282,626	$ 1,282,626
Pimco Total Return Fund	Mutual fund	136,626	136,059
Franklin Income Fund	Mutual fund	317,270	371,248
Franklin Equity Income	Mutual fund	184,861	205,359
FT Conservative Target	Mutual fund	61,497	69,328
Mutual Discovery Fund	Mutual fund	209,970	251,342
FRK Real Estate	Mutual fund	203,157	213,532
FT Moderate Target Fund	Mutual fund	461,885	546,935
Mutual Shares Fund	Mutual fund	423,123	508,744
Templeton Foreign Fund	Mutual fund	148,934	183,313
Franklin Small Cap Value	Mutual fund	196,848	224,545
FRK Capital Growth Fund	Mutual fund	514,130	634,301
FT Growth Target Fund	Mutual fund	199,478	249,321
ESB Financial Corporation:			
Common stock*	99,517 shares	1,078,007	1,534,551
Participant loans*	Interest rates range from 4.25% to 9.00% and have maturity dates through 2008	0	71,800

*—Party-in-interest to the Plan

ESB Financial Corporation Retirement Savings Plan

EIN: 25-1659846 Plan Number: 002

Schedule H, Line 4j—Schedule of Reportable Transactions

Year ended December 31, 2003

Identity of Party Involved	Description of Assets	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain
ESB Financial Corporation	Common stock	$ 1,121,559	$ -	$ 1,121,559	$ 1,121,559	N/A
ESB Financial Corporation	Common stock	-	56,211	43,551	56,211	12,660

N/A—not applicable

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ESB FINANCIAL CORPORATION
RETIREMENT SAVINGS PLAN

June 24, 2004 By: ______________________________

John T. Stunda
Senior Vice President of Human Resources

INDEX TO EXHIBITS

Number	Description
23.1	Consent of Ernst & Young LLP, Independent Auditors.
32.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350)
32.2	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350)

Exhibit 23.1

Consent of Ernst & Young LLP, Independent Auditors

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-95725) pertaining to the ESB Financial Corporation Retirement Savings Plan of our report dated June 4, 2004, with respect to the financial statements and schedules of the ESB Financial Corporation Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2003.

Ernst & Young LLP

Pittsburgh, Pennsylvania
June 21, 2004

Exhibit 32.1

Certification of Chief Executive Officer Pursuant to Section 906
of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350)

EXHIBIT 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 (18 U.S.C. Section 1350)

The undersigned executive officer of ESB Financial Corporation hereby certifies that the ESB Financial Corporation Retirement Savings Plan's Annual Report on Form 11-K for the year ended December 31, 2003 fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that the information contained therein fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Name: Charlotte A. Zuschlag
Title: Chief Executive Officer

Date: June 24, 2004

Exhibit 32.2

Certification of Chief Financial Officer Pursuant to Section

906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350)

EXHIBIT 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 (18 U.S.C. Section 1350)

The undersigned executive officer of ESB Financial Corporation hereby certifies that the ESB Financial Corporation Retirement Savings Plan's Annual Report on Form 11-K for the year ended December 31, 2003 fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that the information contained therein fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Name: Charles P. Evanoski
Title: Chief Financial Officer

Date: June 24, 2004